UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                           BALLARD POWER SYSTEMS INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   05858H 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)

         Dr. Rainer Beckmann                        Holly E. Leese
         DaimlerChrysler AG             DaimlerChrysler North America Holding
          Epplestrasse 225                          Corporation
           70567 Stuttgart                     1000 Chrysler Drive
              Germany                    Auburn Hills, Michigan 48362-2766
      Tel: 011-49-711-17-92762                   Tel: (248) 512-3984

         -------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 31, 2005
         -------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 11 Pages

CUSIP NO.  058584 10 4

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification No. of above persons (entities only)

        DaimlerChrysler AG
--------------------------------------------------------------------------------
2       Check the Appropriate box if a member of a group                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC use only

--------------------------------------------------------------------------------
4       Source of funds (See Instructions)

        WC, OO
--------------------------------------------------------------------------------
5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6       Citizenship or place of organization

        Federal Republic of Germany
--------------------------------------------------------------------------------
                               7    Sole voting power

                                    19,845,109
                            ----------------------------------------------------
                               8    Shared voting power
         NUMBER OF
          SHARES                    1,547,489
     BENEFICIALLY OWNED     ---------------------------------------------------
      BY EACH REPORTING        9    Sole dispositive power
          PERSON
           WITH                     19,845,109
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    1,547,489
--------------------------------------------------------------------------------
11      Aggregate amount beneficially owned by each reporting person

        21,392,598
--------------------------------------------------------------------------------
12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        19.2%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
--------------------------------------------------------------------------------

                                                             Page  3 of 11 Pages

CUSIP NO.  058584 10 4

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification No. of above persons (entities only)

        DaimlerChrysler North America Holding Corporation
        IRS Identification Number: 22-1760935
--------------------------------------------------------------------------------
2       Check the Appropriate box if a member of a group                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC use only

--------------------------------------------------------------------------------
4       Source of funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6       Citizenship or place of organization

        Delaware
--------------------------------------------------------------------------------
                               7    Sole voting power

                                    -0-
                            ----------------------------------------------------
                               8    Shared voting power
          NUMBER OF
           SHARES                   1,547,489
      BENEFICIALLY OWNED    ---------------------------------------------------
       BY EACH REPORTING       9    Sole dispositive power
           PERSON
            WITH                    -0-
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    1,547,489
--------------------------------------------------------------------------------
11      Aggregate amount beneficially owned by each reporting person

        1,547,489
--------------------------------------------------------------------------------
12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        1.4%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
--------------------------------------------------------------------------------

                                                             Page  4 of 11 Pages


This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed on December 10, 2001 ("Schedule 13D") by DaimlerChrysler AG and DaimlerChrysler North America Holding Corporation (the "Reporting Persons"), as amended by Amendment No. 1 to the Schedule 13D filed on January 19, 2005 ("Amendment No. 1") and Amendment No. 2 to the Schedule 13D filed on February 3, 2005 ("Amendment No. 2"), with respect to the Common Shares without nominal or par value (the "Common Shares") of Ballard Power Systems Inc., a corporation incorporated under the CANADA BUSINESS CORPORATIONS ACT ("Ballard").

The Schedule 13D was filed in paper format, as permitted by the rules and regulations of the Securities and Exchange Commission (the "SEC"). Pursuant to Rule 101(a)(2)(ii) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 1 to the Schedule 13D amended and restated, as applicable, as of the date of such Amendment, the entire text of the Schedule 13D in connection with the Reporting Persons' first filing of an amendment to the Schedule 13D under the SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"). Amendment No. 2 (which amends and corrects Amendment No. 1), and this Amendment No. 3, have both been filed under EDGAR.

ITEM 1 - SECURITY AND ISSUER

This Amendment No. 3 relates to the Common Shares of Ballard, whose principal executive offices are located at 4343 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5J9.

ITEM 2 - IDENTITY AND BACKGROUND

This Amendment No. 3 is filed jointly by DaimlerChrysler AG ("DaimlerChrysler"), a corporation incorporated under the laws of the Federal Republic of Germany, and DaimlerChrysler North America Holding Corporation ("DCNAH"), a corporation incorporated under the laws of the State of Delaware. DCNAH is a wholly owned subsidiary of DaimlerChrysler.

DaimlerChrysler is the ultimate parent company of the DaimlerChrysler Group. The Group designs, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, light trucks and commercial vehicles. DaimlerChrysler also provides financial and other services relating to its automotive business. DCNAH is a holding company owning all of DaimlerChrysler's North American subsidiaries. DaimlerChrysler's "seat" (essentially the equivalent of principal place of business under U.S. law) and principal executive offices are located at Epplestrasse 225, 70567 Stuttgart, Germany. DCNAH's principal place of business and principal executive offices are located at 1000 Chrysler Drive, Auburn Hills, Michigan, 48326-2766.

Information concerning the name, business address, principal occupation and citizenship of each executive officer and director of DaimlerChrysler and DCNAH contained in the Schedule 13D, as amended by Amendments No. 1 and Amendment No. 2, is hereby further amended by deleting it in its entirety and substituting the information set out in Exhibit 1 attached hereto and incorporated herein by reference.

Neither DaimlerChrysler, DCNAH nor, to the knowledge of DaimlerChrysler or DCNAH, any of their executive officers or directors have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither DaimlerChrysler nor DCNAH, nor to the knowledge of DaimlerChrysler or DCNAH, any executive officer or director of DaimlerChrysler or DCNAH, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                                             Page  5 of 11 Pages


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable. This Amendment No. 3 is filed in connection with a reduction in the holding of Common Shares by DaimlerChrysler as a result of the transfer by DaimlerChrysler to Ballard of 693,394 Common Shares and the cancellation of Ballard's obligation to issue to DaimlerChrysler 7,613,212 Common Shares on August 31, 2005. See Item 4 - "Purpose of Transaction" below.

ITEM 4 - PURPOSE OF TRANSACTION

DaimlerChrysler initially acquired Common Shares in order to participate in a global alliance (the "Global Alliance") with Ballard and Ford Motor Company ("Ford") for the development, marketing and sale of fuel cell engines and related technology. Additional Common Shares have been acquired by DaimlerChrysler and DCNAH, as more particularly described under Item 3 of Amendment No. 1.

On August 31, 2005, DaimlerChrysler and Ford took over the responsibility for vehicular fuel cell systems from Ballard through the acquisition of all of the shares of Ballard Power Systems AG ("BPS AG") (formerly XCELLSIS) from Ballard and its subsidiary, Ballard Power Corporation, in exchange for Common Shares (the "Fourth Alliance Transaction"). Ballard sold DaimlerChrysler a 0.1% interest in BPS AG in exchange for 693,394 Common Shares held by DaimlerChrysler and the termination of an existing agreement (the "Forward Exchange Agreement") dated October 2, 2001, as amended, under which Ballard was to acquire DaimlerChrysler's 49.9% interest in BPS AG in exchange for the issuance to DaimlerChrysler of 7,613,212 Common Shares. Ballard also sold a 50% interest in BPS AG to Ford in exchange for 8,306,606 Common Shares held by Ford. This transaction resulted in each of DaimlerChrysler and Ford owning a 50% interest in BPS AG.

In order to reflect changes in the relationship between the members of the Global Alliance as a result of the Fourth Alliance Transaction, certain rights and obligations of DaimlerChrysler and Ford with respect to Ballard and Ballard's Common Shares were amended, effective August 31, 2005. See Item 6 - "Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer" below.

FUTURE PLANS

At the present time neither DaimlerChrysler nor DCNAH have any additional plans or proposals that relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

Effective August 31, 2005, after giving effect to the Fourth Alliance Transaction, DaimlerChrysler owns the direct legal and beneficial ownership interest and the sole right to vote and dispose of 19,845,109 Common Shares. DCNAH owns an additional 1,547,489 Common Shares. As the parent company of DCNAH, DaimlerChrysler is the indirect beneficial owner of such Common Shares. Accordingly, DaimlerChrysler and DCNAH have shared dispositive and voting power over the 1,547,489 Common Shares held by DCNAH. DaimlerChrysler's overall interest in Ballard amounts to 21,392,598 Common Shares, representing approximately 19.2% of the issued and outstanding Common Shares of Ballard (calculated on the basis of 111,672,446 outstanding Common Shares, as confirmed by Ballard).

To the knowledge of DaimlerChrysler and DCNAH, no executive officer or director of DaimlerChrysler or DCNAH owns any Common Shares.

                                                             Page  6 of 11 Pages


(c)

Except as set forth in Item 4, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Common Shares during the past 60 days.

(d) - (e)

Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As noted under Item 4 above, certain rights and obligations of DaimlerChrysler and Ford with respect to Ballard and Ballard's Common Shares were amended effective August 31, 2005 in connection with the completion of the Fourth Alliance Transaction. Details of the amendments are as follows:

BOARD OF DIRECTORS.

Since 1998, each of DaimlerChrysler and Ford, through shareholdings in the jointly-owned company, DBF Pref Share Holdings Inc. ("DBF"), have been entitled to elect a number of directors of Ballard based on its respective percentage ownership of Common Shares, with the number of directors to be elected by each of them being rounded up to the next whole number where that percentage results in an entitlement to elect more than two-thirds of a director and being rounded down to the next whole number otherwise.

Under the Fourth Alliance Transaction, DaimlerChrysler's right to elect directors has been revised in two ways:

o     the number of directors to be appointed by DaimlerChrysler will be:

      o rounded up to the nearest whole number where DaimlerChrysler's percentage ownership results in an entitlement to elect more than one-half of a director; and

      o rounded down to the nearest whole number where DaimlerChrysler's percentage ownership results in an entitlement to elect one-half of a director or less; and

o in circumstances where the percentage ownership of DaimlerChrysler results in it being entitled to appoint from 1.3 to 1.51 directors, it will be entitled to appoint two directors.

Other than its director appointment rights, DaimlerChrysler, as long as the Class A share of Ballard held by DBF on behalf of DaimlerChrysler is outstanding, is prohibited from voting its Common Shares to elect or remove directors or to change the rights or restrictions attached to the Class A share. DaimlerChrysler may, however, in its discretion, provide a proxy to vote in favour of the election of directors nominated by management of Ballard.

LIMITED VOTING PROVISIONS. Prior to the Fourth Alliance Transaction, certain decisions of Ballard's board of directors could not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who were entitled to vote and who did vote on such decision, including at least one of the directors appointed by DaimlerChrysler or Ford (the "Limited Voting Provisions"). If any director appointed by DaimlerChrysler or Ford was absent or abstained or

                                                             Page  7 of 11 Pages


was otherwise prohibited from voting, a simple majority would suffice, and such majority need not include one of the directors appointed by DaimlerChrysler or Ford. These Limited Voting Provisions applied so long as DaimlerChrysler and Ford continued to own in the aggregate at least:

(a) one-third of the outstanding Common Shares, not including shares Ballard issues in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions (the "Threshold Percentage");

(b)      20% of all of Ballard's outstanding shares; and

(c) all of the Common Shares held by DaimlerChrysler and Ford respectively, after giving effect to the Fourth Alliance Transaction (other than 3,977,650 Common Shares owned by DaimlerChrysler and 2,954,781 Common Shares owned by Ford) ("Ballard Base Shares");

and each of DaimlerChrysler and Ford:

(d) owned a sufficient number of Ballard's Common Shares to entitle each of them to elect at least one of Ballard's directors; and

(e)      elected at least one of Ballard's directors when entitled to do so.

Prior to the Fourth Alliance Transaction, if the Limited Voting Provisions ceased to apply to DaimlerChrysler and Ford collectively, it was possible for the Limited Voting Provisions to be re-applied if either or both of DaimlerChrysler and Ford acquired at any subsequent time at least 37.92% of the outstanding Common Shares and then continued to meet the requirements set out in
(a) to (e) above.

There are no material changes to the Limited Voting Provisions (as fully described in Amendment No. 1) under the Fourth Alliance Transaction. However, there are three changes with respect to the circumstances in which the Limited Voting Provisions are applicable:

o the Threshold Percentage has been lowered from one-third of Ballard's outstanding Common Shares to one-quarter of Ballard's outstanding Common Shares (subject to being increased back to one-third in limited circumstances);

o if DaimlerChrysler and Ford's aggregate ownership of the Common Shares falls below the Threshold Percentage, the Limited Voting Provisions will continue to apply during a 60-day cure period, and

      o if DaimlerChrysler and Ford increase their aggregate ownership of the outstanding Common Shares to more than the Threshold Percentage within such cure period, the Limited Voting Provisions will continue in effect thereafter; or

      o if DaimlerChrysler and Ford fail to increase their aggregate ownership of the outstanding Common Shares to more than the Threshold Percentage within the cure period, the Limited Voting Provisions will be terminated at the end of the cure period, subject to reinstatement if DaimlerChrysler and Ford increase their aggregate ownership of the outstanding Common Shares to more than the Threshold Percentage within 18 months after the expiry of the cure period; and

o if the Limited Voting Provisions cease to apply to DaimlerChrysler and Ford collectively, it is possible for the Limited Voting Provisions to be re-applied to DaimlerChrysler or Ford if either of

                                                             Page  8 of 11 Pages


      them, as the case may be, acquires at any subsequent time at least 33.75% of the outstanding Common Shares or owns all of the other's Ballard Base Shares and then continues to meet the requirements set out above.

EQUITY PARTICIPATION RIGHTS. The Fourth Alliance Agreement continues to provide that if Ballard undertakes an equity offering, DaimlerChrysler has the right to purchase a sufficient number of Common Shares to enable it to maintain its equity interest in Ballard at its current level.

OFFICER NOMINATION RIGHTS. Each of DaimlerChrysler and Ford continues to have a right to propose, for consideration by Ballard's board of directors, individuals for the offices of Chief Executive Officer, Chief Financial Officer, Chief Technology Officer (or other officer to whom the persons responsible for research and development report, or other officer to whom the person responsible for vehicular fuel cell programs report) and Vice-President, Research and Development (or other officer to whom the persons responsible for intellectual property report).

OFFICER REMOVAL RIGHTS. DaimlerChrysler and Ford continue to have joint removal rights over Ballard's Chief Technology Officer (or other officer to whom the persons responsible for research and development report, or other officer to whom the persons responsible for vehicular fuel cell programs report) and Ballard's Vice-President, Research and Development (or other officer to whom the persons responsible for intellectual property report).

ARTICLES OF AMENDMENT. In order to implement the revised director appointment rights of each of DaimlerChrysler and Ford and to reflect the changes to the Limited Voting Provisions, Ballard has amended its Articles, effective August 31, 2005. A copy of the full text of the Articles of Amendment is attached as
Exhibit 4 to this Amendment No. 3.

A more detailed description of the contractual arrangements forming part of the Fourth Alliance Transaction with respect to the matters disclosed in Item 4 and
Item 6 of this Amendment No. 3 is attached hereto as Exhibit 3 and is incorporated herein by reference.

ARRANGEMENTS BETWEEN DAIMLERCHRYSLER AND FORD RESPECTING THE PURCHASE AND SALE OF BALLARD COMMON SHARES. DaimlerChrysler and Ford have established procedures, effective August 31, 2005, for the purchase and sale of Common Shares when permitted to do so pursuant to the Fourth Alliance Agreement. The arrangements provide that each party will provide prior notice to the other before purchasing Common Shares; that purchases made by both parties at the same time will be made PRO RATA up to the amounts elected or permitted to be purchased by the parties; and that each party will provide notice to the other before selling Common Shares. The arrangements do not provide any rights in favour of either party to acquire Common Shaes held by the other, and do not create any investment, dispostive or voting rights in favour of either party with respect to Common Shares held by the other party.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed in connection with this Amendment No. 3 to the
Schedule 13D:

Exhibit 1.        Directors and Executive Officers of DaimlerChrysler and DCNAH.

Exhibit 2. Agreement of DaimlerChrysler and DCNAH to file Schedule 13D jointly, dated September 15, 2005.

Exhibit 3. Contractual Arrangements of the Fourth Alliance Transaction with respect to matters disclosed in Item 4 and Item 6.

Exhibit 4. Form of Articles of Amendment of Ballard dated August 31, 2005 containing the rights and restrictions attached to Class A Shares and Class B Shares of Ballard, and filed pursuant to the CANADA BUSINESS CORPORATIONS ACT.

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                                                             Page  9 of 11 Pages



                                    SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 15, 2005.




DAIMLERCHRYSLER  AG



By:   /s/ Eugene A. Danaher
      -----------------------------
      Name:  Eugene A. Danaher
      Title: Associate General Counsel



By:   /s/ Dr. Wolfgang Bauder
      -----------------------------
      Name:  Dr. Wolfgang Bauder
      Title: Senior Counsel

                                                            Page  10 of 11 Pages



                                    SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 15, 2005.




DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION



By:   /s/ Byron C. Babbish
      -----------------------------
      Name:  Byron C. Babbish
      Title: Assistant Secretary





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                                                            Page  11 of 11 Pages


                                INDEX TO EXHIBITS

Exhibit No.       Description

1                 Directors and Executive Officers of DaimlerChrysler and DCNAH.

2 Agreement of DaimlerChrysler and DCNAH to file Schedule 13D jointly, dated September 15, 2005.

3 Contractual Arrangements of the Fourth Alliance Transaction with respect to matters disclosed in Item 4 and Item 6.

4 Form of Articles of Amendment of Ballard dated August 31, 2005 containing the rights and restrictions attached to Class A Shares and Class B Shares of Ballard, and filed pursuant to the CANADA BUSINESS CORPORATIONS ACT.